Exhibit 99(a)(1)(B)

IMPORTANT NEWS - PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BEFORE 9:00 P.M., PACIFIC TIME, ON AUGUST 31, 2010, UNLESS WE EXTEND THE OFFER.

We are pleased to announce the launch of the Stock Option Exchange Program. As an eligible employee, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units (“RSUs”)” as well as the other offering materials contained in the Schedule TO we filed with the Securities and Exchange Commission today (collectively, the “Offering Materials”). The Offering Materials are available on the SEC’s website at www.sec.gov, on the stock option exchange program website referred to below and posted on the Human Resources page of our intranet. These materials will help you to understand the risks and benefits of this stock option exchange program and the terms and conditions of our offer.

OPTION EXCHANGE PROGRAM INFORMATION & WEBSITE

Below you will find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the resources on the stock option exchange program website. If you choose to participate, you can do so through the website. We strongly encourage you to submit your election electronically via the website. To log into the website, please use this user id [Employee User ID]. Use your employee number as your initial password. Your employee number can be found on your badges and on your paychecks. It is listed at the top of the paycheck and is identified as “File.” Additionally, you can view your record in Employee Self Service by clicking on PTO Balance or Personal Information Change. Your employee number will appear under Employee Number near the top right corner of the screen. You will be required to reset your password during your initial login.

If you are not able to submit your election electronically via the website as a result of technical failures, such as the website being unavailable or the website not accepting your election, you must complete a paper election form and return it via facsimile at (408) 830-9531 or e-mail at michael.macalintal@siliconimage.com (via PDF or similar imaged document file), before 9:00 p.m., Pacific Time, on August 31, 2010, unless we extend the offer. To obtain a paper election form, please send an e-mail request to Michael Macalintal or call (408) 616-4051.

ELIGIBILITY

You are an eligible employee if you (a) are an employee of Silicon Image who holds options with an exercise price greater than or equal to $6.64 per share; and (b) are employed by Silicon Image on the date the offer commences and remain employed through the expiration date of the offer.

Non-employee members of our board of directors and our named executive officers, including our current chief financial officer, are not eligible to participate in the offer.

EXCHANGE DETAILS

If you participate in the offer, the number of RSUs you receive will depend on the number and exercise price of the options you tender for exchange. You may tender for exchange any one (1) or more of your eligible options or none at all. However, if you choose to tender one (1) or more options, you must do so on a grant-by-grant basis, i.e., you must tender all shares outstanding pursuant to a particular option grant or grants. You may not tender less than a full option grant for exchange.

We will grant the RSUs following the expiration of the offer, on the trading day immediately after the day on which we cancel the option grants surrendered in the exchange (the “RSU grant date”). We expect the RSU grant date to be September 1, 2010. If the expiration date of the offer is extended, the RSU grant date will be similarly delayed. The RSUs will be granted under the terms of the Company’s 2008 Equity Incentive Plan.

EXCHANGE RATIO

The number of RSUs that you receive will depend on the exercise price of your exchanged option grants, as follows:

Per Share Exercise Price of Eligible Option	RSUs Granted for Exchanged Options
$6.64—$9.00	1 RSU for every 2.90 exchanged options

$9.01—$11.00	1 RSU for every 3.35 exchanged options

$11.01—$14.00	1 RSU for every 4.10 exchanged options

$14.01 and higher	1 RSU for every 5.15 exchanged options

VESTING PERIOD

The vesting period of the RSUs that you receive, will be:

•	For all employees except Vice Presidents:

•	One year, for all RSUs received in exchange for eligible options that are vested as of August 31, 2010, with 100% vesting on the first anniversary of the RSU grant date.

•

Two years, for all RSUs received in exchange for eligible options that are unvested as of August 31, 2010, with 50% vesting on the first anniversary of the RSU grant date and 50% vesting on the second anniversary of the RSU grant date.

•

For Vice Presidents: two years, for all RSUs received in exchange for eligible options, whether vested or unvested at the time of exchange, with 50% vesting on the first anniversary of the RSU grant date and 50% vesting on the second anniversary of the RSU grant date.

All RSUs will begin to vest on the RSU grant date.

HOW TO LEARN MORE

The election period for the Stock Option Exchange Program begins today. There are many things to consider when deciding whether or not to participate in this program. We encourage you to carefully read the Offering Materials before deciding to participate. Please review the stock option exchange program website for more information and instructions on how to participate in the program.

Silicon Image and its management make no recommendation as to whether you should participate in the Stock Option Exchange Program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors, as necessary, before deciding whether to participate in this program.

If you have any questions about the program, please call Thao Dinh, our Global Compensation Manager at (408) 616-4144 or e-mail her at thao.dinh@siliconimage.com.

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